Exhibit 99.3

PRESS RELEASE

For Immediate Release	October 18, 2002
For More Information Contact:	Jeff Peterson, 636-519-6607

J. P. Morgan Partners Acquires Brand Services

NEW YORK and ST LOUIS, MISSOURI, October 18, 2002 – J.P. Morgan Partners, the private equity affiliate of J.P. Morgan Chase & Co., announced its acquisition of Brand Services from DLJ Merchant Banking for approximately $500 million. A senior notes offering of $150 million was completed in association with the transaction. The transaction closed on October 16, 2002.

Brand is the largest North American provider of scaffolding services, participating in both the industrial scaffolding segment and the commercial scaffolding segment. Brand principally provides its industry services in the refining, petrochemical, chemical, and electric utility industries. Brand’s commercial scaffolding segment primarily serves the non-residential construction and renovation markets. Brand provides its customers with turnkey solutions including equipment rental, skilled labor for the erection and dismantlement of scaffolding, and scaffolding design services. Brand’s existing management team will remain in place and the Company will continue to operate out of its St. Louis, Missouri headquarters.

John Monter, President and CEO of Brand, said, “We look forward to working with the J.P. Morgan Partners team to further increase the size and scope of our business. We remain committed to providing our customers with the service, safety, reliability, and professional approach to which they have become accustomed. I want to thank all of Brand’s team members for their focus and dedication to our business through this process.”

Christopher Behrens, a General Partner of J.P. Morgan Partners, said, “Under the guidance of the current management, Brand has clearly established itself as the market leader of the scaffolding industry. J.P. Morgan Partners’ acquisition of Brand is consistent with our strategy of investing in market leading companies with outstanding management teams. We look forward to working with the Brand team to further strengthen the Company’s market position.”

J.P. Morgan Partners (JPMP) is a global partnership with over $30 billion in total capital under management. It is a leading provider of private equity and has closed over 1,800 individual transactions since its inception in 1984. JPMP has more than 150 investment professionals in nine offices throughout the world. J.P. Morgan Partners’ primary limited partner is J.P. Morgan Chase & Co. (NYSE: JPM), one of the largest financial institutions in the United States. For additional information, please visit our website at www.jpmorganpartners.com.

Since 1996, Brand Services has been owned by DLJ Merchant Banking, Carlisle Enterprises, Waste Management, and the Brand management team.

Credit Suisse First Boston acted as financial advisor to Brand.